FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
             Chief Financial Officer
             Teva Pharmaceutical Industries Ltd.
             (011) 972-2-589-2840
          George Barrett
             President and CEO
             Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
          Liraz Kalif / Kevin Mannix
             Teva Investor Relations
             (011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES APPROVAL OF RABEPRAZOLE SODIUM DELAYED-RELEASE TABLETS

Jerusalem, Israel, February 22, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Application (ANDA) for Rabeprazole Sodium Delayed-Release Tablets, 20 mg.

Teva's Rabeprazole Sodium Delayed-Release Tablets are the AB-rated generic equivalent of Eisai's acid pump inhibitor Aciphex® Tablets. The brand product had annual sales of approximately $1.3 billion, based on IMS sales data.

As one of the first companies to file an ANDA containing a paragraph IV certification for this product, Teva has been awarded a 180-day period of marketing exclusivity.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the Southern District of New York. A suit was brought against Teva in November 2003 involving Teva's paragraph IV certification to U.S. Patent No. 5,045,552. A trial has been scheduled for March 5, 2007.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                (Registrant)

By: /s/ Dan Suesskind
                                    Name: Dan Suesskind
                                    Title: Chief Financial Officer

Date: February 22, 2007